     As filed with the Securities and Exchange Commission on July 20, 2001
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9
                                (Rule 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               PJ AMERICA, INC.
                           (Name of Subject Company)

                               PJ AMERICA, INC.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                                   72585Q10
                     (CUSIP Number of Class of Securities)

                               ----------------

                                D. Ross Davison
                               PJ America, Inc.
                              2300 Resource Drive
                           Birmingham, Alabama 35242
                                 205-981-2830

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                 on Behalf of the Person(s) Filing Statement)

                               ----------------

                                WITH COPIES TO:

                             J. Patrick Ryan, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                        300 Convent Street, Suite 1500
                           San Antonio, Texas 78205
                                (210) 281-7000

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is PJ America, Inc., a Delaware corporation ("PJAM"). The address of the principal executive offices of PJAM is 2300 Resource Drive, Birmingham, Alabama 35242. The telephone number of the principal executive offices of PJAM is (205) 981-2800.

   The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.01 per share (the "Shares"), of PJAM. As of June 30, 2001, there were 4,323,648 Shares outstanding.

Item 2. Identity and Background of Filing Person.

   The name, address and telephone number of PJAM, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

   This Statement relates to the tender offer by PJ Acquisition Corp., a Delaware corporation (the "Purchaser"), formed by certain officers, directors and significant shareholders of PJAM (the "Investor Group"), to purchase all of the outstanding Shares not owned by the Investor Group at a price of $8.75 per Share, in cash (the "Offer Price"), less any amounts required by law to be withheld and paid to governmental entities. The tender offer is being made upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated July 20, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, as may be amended from time to time, together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) to this Statement. The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "SEC") on July 20, 2001.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2001 (the "Merger Agreement"), between the Purchaser and PJAM. The Offer is conditioned, among other things, upon there having been validly tendered and not withdrawn prior to the expiration date of the Offer that number of Shares that together with the Shares owned by the Investor Group constitute at least 90% of the outstanding Shares; an absence of any material adverse changes to PJAM; and consummation of financing sufficient to complete the transactions. The Purchaser may waive the above described conditions. However, the Purchaser may not accept any Shares, without the approval of the Special Committee, unless a majority of the Shares not owned by the Purchaser or the Investor Group are tendered in the Offer. The Purchaser has received a financing, commitment letter which it believes will enable it to pay for the Shares tendered in the Offer and acquired in the Merger (as defined below).

   As soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to merge with and into PJAM (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Assuming the Purchaser owns 90% of the outstanding Shares after the Offer, the Purchaser intends to effect the Merger as a "short-form" merger under the DGCL without a vote of PJAM's stockholders. Following the Merger, PJAM will be the surviving corporation (the "Surviving Corporation") and the separate existence of the Purchaser will cease. Prior to the Merger, members of the Investor Group will contribute their Shares to the Purchaser in exchange for shares of common stock of the Purchaser. At the effective time of the Merger, each issued and outstanding Share other than (i) the Shares owned (or held in the treasury) by PJAM, (ii) Shares of holders exercising dissenters' rights and (iii) Shares held by the Purchaser will be converted into and represent the right to receive the Offer Price (the "Merger Consideration"). Each share of common stock of the Purchaser will be converted into a share of the Surviving Corporation and accordingly the members of the Investor Group will own the Surviving Corporation.

   The Schedule TO states that the address of the principal executive offices of the Purchaser is 2300 Resource Drive, Birmingham, Alabama 35242.

Item 3. Past Contact, Transactions, Negotiations and Agreements.

   For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between PJAM or its affiliates and (i) PJAM's executive officers, directors or affiliates, or (ii) the Purchaser or its affiliates, see "SPECIAL FACTORS-- Plans for PJAM After the Offer and the Merger; Certain Effects of the Offer," "SPECIAL FACTORS--Interests of Certain Persons in the Offer and the Merger," and "SPECIAL FACTORS--Related Party Transactions" in the Offer to Purchase, which is incorporated by reference in this Statement.

   A summary of the material provisions of the Merger Agreement is included in "SPECIAL FACTORS--The Merger Agreement" in the Offer to Purchase, which is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit (e)(1) hereto and which is incorporated by reference herein.

   The Special Committee of the Board of Directors of PJAM, consisting entirely of directors neither affiliated with the Purchaser nor members of the Investor Group (the "Special Committee"), was aware of these actual and potential conflicts of interest and considered them along with the matters described in Item 4.

   Except as set forth in this Item 3, to the knowledge of PJAM, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between PJAM or its affiliates and (i) PJAM's executive officers, directors or affiliates or (ii) the Purchaser, its executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation of the Board of Directors and the Special Committee.

   At a meeting held on June 27, 2001, the Special Committee unanimously determined that the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of, PJAM and its stockholders (other than the Purchaser and the members of the Investor Group), and unanimously determined to recommend that the Board (i) determine that each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is advisable, fair to, and in the best interests of, PJAM and its stockholders (other than the Purchaser and the members of the Investor Group); (ii) approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and (iii) recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

   At a meeting held on June 28, 2001, the Board, by unanimous decision of those directors participating and based upon the recommendation of the Special Committee, (i) determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than the Purchaser and the members of the Investor Group);
(ii) approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

   (b) Background of the Offer; Reasons for the Recommendation of the Special Committee.

  Background of the Offer

   Over the last two years the market price of the Shares has significantly declined. In the first two years following PJAM's October 1996 initial public offering, PJAM successfully grew from 44 units at the initial public offering date to 90 units at June 30, 1998 by expansion in its then existing core markets or acquired Midwest and Southeast United States markets. In late 1998 PJAM opened or acquired its first restaurants in California, Oregon, Puerto Rico and Utah, where the Papa John's brand was not established, as well as a commissary in Puerto Rico. Since June 30, 1998, PJAM opened or acquired 75 of its 86 new restaurants in these new markets. To date, PJAM's restaurants in these new markets have not achieved expected sales levels despite increased marketing and promotional efforts and are operating at significant losses. The losses in these newer markets, the reduction in PJAM's rate of new unit development and the consequent declines in PJAM's growth rates have adversely impacted the market price of PJAM's common stock.

   Faced with this environment, PJAM has attempted to increase stockholder value in a number of ways, including: (i) enhancing the management team, with the addition of experienced professionals including a new Chief Operating Officer, Lou Romanus; (ii) increasing marketing expenditures and promotional discounting; (iii) reducing restaurant development in the new markets to focus on overall operations; and (iv) implementing a stock repurchase program, pursuant to which as of December 31, 2000, PJAM had repurchased 1,624,000 Shares for a total of approximately $19 million (no additional Shares have been repurchased since September 2000).

   Because of the ineffectiveness of steps previously taken by PJAM, in February 2001, Mr. Sherman and Mr. Stephens met with several investment bankers. In February and early March 2001, PJAM's management held informal discussions with SunTrust Equitable Securities Corporation ("STES"), a nationally recognized firm experienced in the restaurant industry, to consider strategic alternatives for PJAM. During the first three weeks of March, STES evaluated PJAM's options and, on March 15, 2001, representatives of STES met with management at PJAM's headquarters in Birmingham, Alabama to discuss PJAM's operations and historical results. STES indicated that it had, at PJAM's request, considered several strategic alternatives, including a Dutch auction tender offer by PJAM, a sale to a third party and a going private transaction. Given the ineffectiveness of PJAM's stock repurchase program, STES did not believe a Dutch auction tender offer would be effective in increasing long-term stockholder value. Based on STES' review of the segment of the restaurant industry in which PJAM operates, the state of the capital markets at that time and its experience in the restaurant business generally, STES did not anticipate significant interest by a third party purchaser at a price that would be favorable to PJAM's stockholders.

   On March 22, 2001, the Investor Group met to consider a going private transaction. The Investor Group decided to present a proposal to the Board to acquire all of the common stock not owned by the Investor Group through a tender offer at a price of $8.00 per Share. On March 23, 2001 the Purchaser formally engaged STES to represent the Purchaser in connection with the proposed tender offer. Also present at this meeting was a representative of Greenebaum, Doll & McDonald PLLC ("Greenebaum"), which firm was retained as legal counsel to the Purchaser and the Investor Group.

   At a meeting of the Board held on March 23, 2001, the Investor Group presented their proposal. The Board resolved to create a Special Committee consisting of Kim V. Knapp, David Lloyd and Terrance Smith, all of whom are independent directors, to consider the proposal and explore strategic alternatives for PJAM. Mr. Knapp is President and Chief Executive Officer of Perfect Delivery, Inc., a 17-unit franchisee of Papa John's International, Inc. with operations in South Carolina and North Carolina. Mr. Lloyd is Chief Financial Officer of Taco Bueno Restaurants, Inc., a privately-held Mexican restaurant chain recently acquired from CKE Restaurants, Inc. and was formerly Chief Financial Officer of Taco Cabana, Inc., then a publicly held Mexican restaurant chain acquired by Carrols Corporation in December 2000. Mr. Smith is President and Chief Executive Officer of Tumbleweed, Inc., a publicly held Southwest/Tex-Mex restaurant chain. The Board authorized the Special Committee to retain legal and financial advisors to assist in its examination of the Offer and to receive, study, negotiate and make recommendations to the Board in connection with the Offer. The Board also authorized the Special Committee to explore strategic alternatives for PJAM. The Special Committee met that day and elected Mr. Lloyd as Chairman.

   Between March 23 and March 26, 2001, four substantially similar purported class action lawsuits were filed in the Court of Chancery of the State of Delaware challenging the fairness of the proposed Offer and Merger. The lawsuits and a proposed settlement of them are discussed under "The Tender Offer--Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase, which is incorporated by reference in this Statement.

   On April 5, 2001 the Special Committee, accompanied by D. Ross Davison, PJAM's Chief Financial Officer, who is not a member of the Investor Group, met at the offices of the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P. ("Akin, Gump") in San Antonio, Texas for the primary purpose of retaining financial and legal advisors. At that time the Special Committee retained Akin, Gump to act as the Special Committee's legal advisor in connection with its review of the Offer. At this April 5, 2001 meeting, the Special Committee also interviewed four investment banking firms. Akin, Gump at that time discussed with the Special Committee its fiduciary duties in connection with the proposed Offer, the importance of retaining well-qualified financial advisors to assist the Special Committee in considering and analyzing the fairness of the Offer and factors related to the consideration of appropriate alternative strategic transactions, including the potential continuation of PJAM as a publicly-held entity without consummation of a business combination transaction.

   On April 10, 2001, after interviewing such investment banking firms, the Special Committee retained the investment banking firm of Banc of America Securities LLC ("Banc of America Securities") to act as its financial advisor. The Special Committee selected Banc of America Securities on the strength of its experience with going private transactions and the restaurant industry, including the franchisee segment of the industry. Neither PJAM nor the Purchaser have had any business relationships with Banc of America Securities over the last three years; however, Montgomery Securities, a predecessor organization to Banc of America Securities, was the lead underwriter of PJAM's 1996 initial public offering and 1997 secondary offering.

   PJAM publicly announced the retention of Banc of America Securities and Akin, Gump on April 11, 2001. Beginning immediately thereafter, Banc of America Securities and Akin, Gump commenced a due diligence review with respect to material operations and material agreements of PJAM.

   On April 19, 2001, representatives from Akin, Gump and Banc of America Securities visited PJAM's headquarters in Birmingham, Alabama and interviewed Mr. Stephens and Mr. Davison and reviewed PJAM's business and financial projections. Thereafter, Banc of America Securities and Akin, Gump continued their review of additional due diligence materials provided at Banc of America Securities' request and Banc of America Securities continued its analysis of the financial terms of the Offer.

   In April 2001, cheese block prices began to rise dramatically going from $1.36 on April 2 to $1.60 per pound on May 9, 2001. As of July 17, 2001, cheese was $1.67 per pound. In December 1999, Papa John's International, Inc.'s commissary entered into an arrangement with a third party formed for the purpose of reducing cheese price volatility. Under this arrangement the commissary purchases its cheese at a fixed quarterly price, based in part on historical average cheese block prices. PJAM purchases its cheese from Papa John's International, Inc.'s commissary. Accordingly, cheese prices increased 36% for the third quarter and PJAM expects further increases in the fourth quarter.

   On May 2, 2001, the Special Committee, accompanied by Mr. Davison, met with its financial and legal advisors in Atlanta to hold preliminary discussions regarding the Investor Group's proposal and review Banc of America Securities' preliminary analysis. The Special Committee resolved to reject the initial acquisition proposal and authorized Banc of America Securities to attempt to negotiate on the Special Committee's behalf an enhanced offer from the Purchaser. In addition, because of the Special Committee's views as to the inadequacy of the initial offer and the absence of an indication from the members of the Investor Group that they would not consider a sale of their own Shares at an unspecified higher price, the Special Committee also directed its advisors to begin preparation of executive summary materials and an accompanying confidentiality agreement, in customary form, that could be used to solicit other prospective financial and strategic acquirers of PJAM, including Papa John's International, Inc.

   On May 3, 2001, a representative from Banc of America Securities notified STES via telephone that the Special Committee had determined the $8.00 offer price to be inadequate in its view and expressed the Special Committee's willingness to begin negotiations. Negotiations by means of telephone discussions continued from May 4, 2001 through May 14, 2001.

   In early May 2001, after analyzing current sales trends and the under-performance of PJAM's April sales promotion, management realized that sales in several core and new markets would be substantially below expectations and original forecasts.

   On May 14, 2001, Banc of America Securities commenced a limited market test by contacting fourteen potential buyers, including Papa John's International, Inc.

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   On May 14, 2001, the Purchaser, through its financial advisor STES, made a revised offer to purchase all of the Shares not currently owned by the Investor Group at an increased price of $8.50 per Share, in cash.

   On May 17, 2001, the Special Committee telephonically met with its financial and legal advisors and concluded that the $8.50 per Share offer was inadequate. The Special Committee authorized Banc of America Securities to reject the $8.50 offer as inadequate and to continue negotiations with STES regarding an enhanced offer.

   On May 17-18, 2001, in conversations occurring after such rejection between Richard Sherman and David Lloyd, between Mr. Sherman and Stewart Boswell of Banc of America Securities, and between Mr. Boswell and Mr. Charles Byrge of STES, representatives of the Investor Group argued to the Special Committee that the Special Committee's views on valuation did not give appropriate effect to significant declines in operating performance then being experienced by PJAM and the probable impact of such trends and increasing cheese and utility prices on future operations.

   On May 22, 2001, Mr. Davison, Mr. Stephens and representatives of STES and Banc of America Securities met in Birmingham to discuss revised financial projections for PJAM. Mr. Stephens and Mr. Davison had revised prior projections to take into account the substantially increased cheese costs, a significant component of PJAM's food costs, and declining unit performance in certain historically strong core markets as well as continuing poor performance in most of PJAM's newer markets. The parties agreed that the revised projections more accurately reflected PJAM's current prospects than the projections prepared in early April. At that time, the Purchaser reiterated its $8.50 per Share offer despite the less favorable projections and disappointing recent operating trends. The Purchaser also requested that the Special Committee approve (i) a break-up fee of $1.5 million that would become payable to the Purchaser by PJAM if, after signing the Merger Agreement, PJAM received a superior unsolicited bid that the Board or the Special Committee determined, consistent with their fiduciary duties, ought to be recommended to PJAM's stockholders in preference to the transactions contemplated by the Merger Agreement and (ii) a reimbursement of out-of-pocket expenses of the Purchaser, not to exceed $1 million, if PJAM or the Purchaser terminated the Merger Agreement for certain other reasons.

   On May 23, 2001, the Special Committee met telephonically with Banc of America Securities and Akin, Gump and again rejected the $8.50 per Share offer and authorized Banc of America Securities to continue negotiations. The Special Committee also discussed with Banc of America Securities and Mr. Davison the revised projections and recent business developments and trends accounting for the revisions and directed Banc of America Securities to review its previous analysis in light of such revised projections and recent business developments and trends and report to the Special Committee any modified or additional analytical views resulting therefrom. Negotiations continued for the next month by means of telephonic discussions.

   On May 29, 2001, Greenebaum delivered a draft Merger Agreement to Akin, Gump. Over the next month Greenebaum and Akin, Gump conducted negotiations concerning the terms of the Merger Agreement by means of telephonic discussions and exchanges of written proposals for revision.

   On May 30, 2001, Banc of America Securities concluded its limited market test that had been conducted in an effort to identify other prospective acquirers of PJAM. None of the parties contacted by Banc of America Securities expressed interest in submitting an offer and at no time since the publicly announced appointment of the Special Committee and of Banc of America Securities to serve as its financial advisor have either the Special Committee or Banc of America Securities received any unsolicited communication from a third party presenting an offer to acquire PJAM or engage in another strategic alternative. Of the fourteen prospective acquirers contacted by Banc of America Securities on behalf of the Special Committee, six persons requested and received a confidentiality agreement from Banc of America Securities and three such persons executed the confidentiality agreement and received executive summary materials regarding PJAM. None of the parties receiving summary materials indicated any interest in conducting additional due diligence or negotiations and none of them tendered any proposal to acquire PJAM or its stock or otherwise engage in an alternative strategic transaction.

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   In mid-June 2001, Mr. Byrge and his associates who were working on this transaction, left STES and joined First Tennessee Securities Corporation ("First Tennessee Securities"). Because of the close working relationship the Investor Group had developed with Mr. Byrge and his team, the Investor Group and STES mutually agreed to terminate their relationship and the Investor Group formally engaged First Tennessee Securities.

   On June 13, 2001, Akin, Gump and PJAM's Delaware counsel, Young Conaway Stargatt & Taylor ("Young Conaway") initiated discussions concerning valuation issues with plaintiffs' counsel in the pending Delaware litigation.

   On June 18, 2001, the Investor Group met in Louisville, Kentucky with its legal and financial advisors to discuss status and timing issues and to consider Purchaser's raising the proposed offer price for the Shares. The Investor Group agreed to authorize its representatives to increase the offer price per Share to $8.75, provided that the shareholder litigation could be settled on satisfactory terms.

   On June 21, 2001, counsel for the plaintiffs, investment bankers engaged by plaintiffs' counsel, David Lloyd, Chairman of the Special Committee, and representatives of Akin, Gump, Young Conaway and Banc of America Securities met via teleconference to discuss a potential settlement. On June 22, 2001, counsel for the plaintiffs, investment bankers engaged by plaintiffs' counsel, and representatives of Greenebaum and First Tennessee Securities met via teleconference. The plaintiffs' counsel, based upon the advice of their investment bankers, reached a tentative agreement with the counsel to PJAM and the defendant directors that a price of $8.75 per Share would, in their minds, be fair to PJAM's stockholders. The parties continued to negotiate over the next few weeks regarding the terms of a definitive memorandum of understanding.

   On June 22, 2001, Mr. Stephens made a revised written offer, on behalf of the Purchaser, to purchase all of the Shares not currently owned by the Investor Group, at an increased price of $8.75 per Share and agreed to abandon its request for a break-up fee.

   On June 27, 2001, the Special Committee, with all its members participating, met via teleconference with Akin, Gump and Banc of America Securities. Banc of America Securities made a presentation and delivered its written opinion to the Special Committee that, as of the date of the opinion and subject to the various assumptions and limitations set forth in the opinion, the Offer Price to be received by the holders of Shares, other than the Purchaser and the Investor Group, pursuant to the proposed transaction was fair from a financial point of view to those holders. The full text of the opinion is attached as Annex A to this Statement and as Exhibit (c)(1) to the Schedule TO filed with the Commission. You should read the opinion carefully and in its entirety. Akin, Gump then reviewed the material terms of the Merger Agreement for the Special Committee, discussed the directors' fiduciary duties in connection with the proposed Offer, and reviewed with the Special Committee the process by which it had obtained such improved Offer, including the investigation of strategic alternatives. Following the presentations by Banc of America Securities and Akin, Gump, and upon conclusion of its deliberations, the Special Committee unanimously determined to recommend that the Board (i) determine that each of the Offer, the Merger and the other transactions contemplated by the Merger Agreement is advisable, fair to, and in the best interests of, PJAM and its stockholders (other than the Purchaser and the members of the Investor Group); (ii) approve the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and (iii) recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger.

   On June 28, 2001, representatives of Akin, Gump and Greenebaum met via teleconference to finalize terms of the Merger Agreement, including adding as a condition to the Offer, at the request of the Special Committee, that the Purchaser be prohibited from accepting any tendered Shares, without the approval of the Special Committee, unless a majority of the Shares not owned by the Purchaser or the Investor Group were tendered in the Offer. The Agreement was also modified to reflect the Investor Group's requirement that the Offer be subject to the consummation of financing sufficient to pay for the Shares tendered in the Offer and acquired in the Merger, such as that provided for by the Bank One financing commitment letter (subject to the conditions thereof).

   Later that day, prior to the meeting of PJAM's Board of Directors, the Special Committee met via telephone with its counsel and Banc of America Securities to discuss the revisions to the draft Merger Agreement. Banc of America Securities confirmed that the financing condition would not affect its fairness opinion since a bank commitment letter with customary terms had been obtained. The Special Committee confirmed its approval of the Merger Agreement, as modified, and the transactions contemplated thereby.

   A meeting of PJAM's Board of Directors was then convened via teleconference on the evening of June 28, 2001. Messrs. Hart and Fleishman were traveling and unable to attend, but all other directors, representing a quorum, participated. Also participating were representatives of Akin, Gump, Greenebaum and First Tennessee Securities. At the meeting, the Special Committee, through its counsel Akin, Gump, advised the Board of the results of the Special Committee's process and deliberations and of its recommendations to the Board of Directors with respect to the Offer, the Merger and the Merger Agreement. Patrick Ryan of Akin, Gump reviewed with the Board the material terms of the Merger Agreement, the opinion as to fairness from a financial point of view of Banc of America Securities, the principal analytical determinations which had supported such fairness opinion, and the principal business and procedural considerations which had supported the Special Committee's recommendations. Mr. Ryan noted that Banc of America Securities had conducted a market check, described the material aspects of such process, and indicated that no party other than the Investor Group had expressed any interest in acquiring PJAM. The Board then reviewed and discussed such recommendations and report and then proceeded to take appropriate action with respect thereto. With Messrs. Sherman, Stephens, Langford, and Keener abstaining from voting because of their interest in the transaction, the Board, by unanimous decision of those directors participating: (i) determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than the Purchaser and the members of the Investor Group); (ii) approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby; and
(iii) recommended that PJAM's stockholders accept the Offer, tender their Shares pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement and the Merger. The Board also approved the transactions for purposes of Section 203 of the DGCL.

   On the morning of June 29, 2001, before the opening of the market, PJAM announced in a press release that PJAM and the Purchaser had executed the Merger Agreement providing for the Offer and the acquisition of all Shares not owned by the Purchaser or the Investor Group at a price of $8.75 in cash per Share.

   On July 19, 2001 the plaintiffs, PJAM and the defendant directors entered into a Memorandum of Understanding. See "The Tender Offer--Certain Legal Matters; Required Regulatory Approvals" in the Offer to Purchase, which is incorporated by reference in this Statement.

  Reasons for the Recommendation of the Special Committee

   In evaluating the Merger Agreement, the Offer and the Merger, the Special Committee relied upon its knowledge of the business, financial condition and the prospects of PJAM as well the advice of its financial and legal advisors. In view of the wide variety of factors considered in connection with the evaluation of the Offer and the Merger, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors it considered in reaching its determinations. The discussion herein of the information and factors considered and given weight by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee. In determining that the Special Committee would recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to the Board, the Special Committee considered the following factors which in the view of the Special Committee, supported such determination:

   Market Price and Premium. The Special Committee considered the historical market and recent trading activity of the Shares, including the fact that the $8.75 per Share cash consideration represents a 32.1% premium over the $6.625 per Share closing price on March 22, 2001, the last full trading day before the public announcement of Purchaser's preliminary nonbinding proposal to acquire all the Shares, a 41.7% premium over the average stock price for the three months preceding March 22, 2001 and a 28.5% premium over the average stock price for the six months preceding March 22, 2001. The Special Committee noted that the Offer Price represented a 35.8% discount to the 52-week high closing stock price on July 17, 2000, but believed based on PJAM's recent operational trends and projections that a return to such higher stock price is not foreseeable in the near future.

   Board of Directors' Arm's-Length Negotiations. The Special Committee considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between the Purchaser and the Special Committee, composed exclusively of members of the Board of Directors who were not PJAM employees and who were not affiliated with the Investor Group, and their respective legal and financial advisors, and that the Special Committee was expressly authorized to investigate other strategic alternatives.

   Offer Price and Merger Consideration. The Special Committee concluded, based on its negotiations with the Purchaser and the Investor Group, that a price higher than $8.75 per Share could not likely be obtained.

   Relationship with Investor Group and Franchisor; Strategic Alternatives. The Special Committee considered the Investor Group's ownership of approximately 40% of the outstanding Shares and the effects of such ownership on the alternatives available to PJAM. The Special Committee recognized that the level of equity ownership of the Investor Group and PJAM's status as a franchisee of Papa John's International, Inc. whose expansion and development rights are subject to the terms of its franchise development agreement would probably result in more limited interest on the part of prospective acquirers in an alternative transaction than would be the case with a restaurant company that owned its own concept and retained a greater degree of flexibility with respect to its future growth potential and that was not controlled by a 40% aggregate equity interest interested in itself acquiring PJAM. None of the 14 prospective acquirers contacted by Banc of America Securities on the Special Committee's behalf expressly attributed its lack of interest in exploring or proposing an alternative transaction to these concerns, but Banc of America Securities was not asked to, and did not, survey the entities it contacted that declined to make an offer as to their reasons for declining and the entities did not offer clear and specific reasons for declining. The Special Committee believes, however, these factors limited, and would continue to limit, the attractiveness of PJAM to prospective acquirers.

   Decline in Operating Performance. The Special Committee considered the declining sales performance of PJAM's restaurant units in certain historically strong and mature markets, the continuing weakness of PJAM's units in most of its newer markets, and the prospective impact of substantial increases in cheese prices and utility costs in addition to these recent operational trends upon PJAM's future prospects. These factors and the possibility of a decline in the market price of the Shares to pre-announcement levels or lower significantly impacted the Special Committee's views on the inadvisability of rejecting the Offer and continuing PJAM's business as a publicly traded company.

   Possible Decline in Market Price of Shares. The Special Committee considered the possibility that if a transaction with the Purchaser is not consummated and PJAM remained a publicly-owned corporation, the price that might be received by the holders of the Shares in the open market or in a future transaction might be less than the per Share to be received by PJAM's stockholders in connection with the Offer and the Merger.

   Opinion of the Special Committee's Financial Advisor. The Special Committee considered the written opinion of Banc of America Securities to the Special Committee that as of its date and based upon and subject to the various assumptions and limitations described in the opinion, the Offer Price to be received by the holders of Shares, other than the Purchaser and the Investor Group, pursuant to the proposed transaction was fair from a financial point of view to those holders.

   Presentation of the Special Committee's Financial Advisor. The Special Committee considered the various financial information, valuation analyses and other factors set forth in the written presentation delivered to the Special Committee at the meeting of the Special Committee on June 27, 2001.

   Transaction Structure. The Special Committee evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding Shares, thereby enabling PJAM's stockholders the opportunity to obtain cash for all of their Shares at the earliest possible time, and the fact that the per Share cash consideration to be paid in the Offer and the Merger is the same.

   Minimum Condition. The Special Committee considered the fact that the Offer was conditioned upon a majority of the outstanding Shares not owned by the Purchaser or the Investor Group being validly tendered and not withdrawn prior to the expiration of the Offer and that such condition could not be waived by the Purchaser without the prior written consent of the Special Committee. See "Tender Offer--Section 11. Conditions of the Offer" in the Offer to Purchase, which is incorporated by reference in this Statement.

   Financing. The Special Committee considered that, although financing is a condition of the Purchaser's obligation to complete the Offer and Merger, the Purchaser has obtained a financing commitment for up to $25 million to complete the Offer and the Merger, subject to customary conditions.

   Terms of the Merger Agreement. The Special Committee evaluated the terms of the Merger Agreement, including the circumstances under which the Special Committee and the Board of Directors may withdraw its recommendation of the Merger and the Offer and may terminate the Merger Agreement, the parties' representations, warranties and covenants and the conditions to their respective obligations. The Special Committee also considered the absence of any break-up fee, other than reimbursement of reasonable out-of-pocket expenses of up to $1.0 million if the Merger Agreement is terminated prior to the Effective Time.

   Availability of Dissenters' Rights. The Special Committee considered the fact that dissenters' appraisal rights will be available under Delaware law with respect to the Merger.

   Reasons for the Recommendation of the Board of Directors

   In reaching its determinations referred to above, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee; and (iii) the fact that the Offer Price and terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and the Purchaser.

   The members of the Board, including the members of the Special Committee, but excluding directors who are members of the Investor Group, evaluated the Offer and Merger in light of their knowledge of the business, financial condition and prospects of PJAM, and based upon the advice of legal and financial advisors.

   The Board, including the members of the Special Committee, believes that consideration of the Offer and the Merger was procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed by the Board to represent solely the interests of PJAM's stockholders (other than the Purchaser and the members of the Investor Group) and a special committee is a mechanism well recognized under law to ensure fairness in transactions of this type; (ii) the Special Committee retained and was advised by an independent financial advisor, Banc of America Securities, in evaluating the proposed transaction and independent legal counsel Akin, Gump; (iii) the Special Committee engaged in careful deliberations pursuant to which the Special Committee evaluated the Offer and the Merger; and (iv) the Special Committee was authorized to and did explore other strategic alternatives for PJAM.

   The Special Committee and the Board recognized that, while the consummation of the Offer and the Merger will result in all stockholders (other than the Purchaser and the members of the Investor Group) being entitled to receive $8.75 per Share in cash, it will eliminate the opportunity for current stockholders to participate in the benefit of increases, if any, in the value of PJAM's business following the Merger. Nonetheless, the Special Committee and the Board concluded that a speculative future return did not justify foregoing the immediate cash premium represented by the $8.75 per Share Offer Price.

   Neither the Special Committee nor the Board considered the liquidation value of PJAM's assets and neither considered liquidation to be a viable course of action based upon the desire of the Investor Group to have PJAM continue to operate. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer and the Merger.

   In view of the wide variety of factors considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors they considered in reaching their decisions.

   The foregoing discussion of information and factors considered by the Special Committee and the Board is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee and the Board.

   (c) Intent to Tender.

   After reasonable inquiry and to the best of PJAM's knowledge, each executive officer, director and affiliate of PJAM (other than any executive officer, director and affiliate of PJAM who is a member of the Investor Group) currently intends to tender to the Purchaser all Shares held of record or beneficially owned by such person, to the Purchaser as of the expiration date of the Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   Pursuant to the terms of the engagement letter, dated April 10, 2001, between Banc of America Securities, the Special Committee and PJAM (the "Engagement Letter"), PJAM engaged Banc of America Securities to act as financial advisor to the Special Committee in connection with the transactions contemplated by the Offer. As part of its role as financial advisor, Banc of America Securities delivered its written opinion to the Special Committee that, as of that date and based upon and subject to the various assumptions and limitations described in the opinion, the Offer Price to be received by the holders of Shares, other than Purchaser and the Investor Group, pursuant to the proposed transaction was fair from a financial point of view to those holders. Banc of America Securities' opinion and presentation to the Special Committee were among the many factors taken into consideration by the Special Committee in its decision to recommend and by PJAM's Board of Directors in making its determination to approve, and to recommend that PJAM's stockholders accept and approve, the Offer and the Merger. Pursuant to the terms of the Engagement Letter, PJAM agreed to pay Banc of America Securities a fee of $50,000 at the time the engagement letter was executed. In addition, PJAM agreed to pay Banc of America Securities a fee of $250,000 at the time Banc of America Securities delivered its opinion and a fee contingent on the completion of a transaction. The amount of the transaction fee will be determined at the time a transaction is completed and will be based on the consideration paid in the transaction. As of the date of the Offer to Purchase, based on the Offer Price, the transaction fee was estimated to be approximately $200,000. The PJAM Board of Directors was aware of this fee structure and took it into account in considering Banc of America Securities' fairness opinion and in approving the Offer and the Merger. The engagement letter calls for PJAM to reimburse Banc of America Securities for all reasonable out-of-pocket expenses, including reasonable fees and disbursements of Banc of America Securities' counsel, not to exceed $50,000 without the prior consent of PJAM. PJAM has agreed to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against particular liabilities, including liabilities under the federal securities laws.

   In the past, Banc of America Securities or its affiliates have provided financial advisory and financing services to PJAM and have received and may continue to receive fees for rendering of such services. In the ordinary course of their businesses, Banc of America Securities and its affiliates are engaged in a broad range of securities activities and financial services, and may actively trade or otherwise effect transactions in the debt and equity securities of PJAM for their own account and for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in those securities. Montgomery Securities, a predecessor firm of Banc of America Securities, also acted as underwriter in connection with public offerings of PJAM's securities in 1996 and 1997.

   Except as set forth above, neither PJAM nor any person acting on its behalf has employed or retained or will compensate any person or class of persons to make solicitations or recommendations on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

   To PJAM's knowledge, no transactions in the Shares have been effected during the past 60 days by PJAM or its executive officers, directors, affiliates or subsidiaries, or by the Purchaser or its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

   Except as set forth in this Schedule 14D-9 and as set forth in "SPECIAL FACTORS--Plans for PJAM After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, PJAM is not engaged in any negotiation in response to the Offer which relates to or would result in (i) a tender offer or other acquisition of PJAM's securities; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving PJAM or any subsidiary of PJAM; (iii) a purchase, sale or transfer of a material amount of assets of PJAM or any subsidiary of PJAM; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of PJAM.

   Except as set forth in this Schedule 14D-9 and as set forth in "SPECIAL FACTORS--Plans for PJAM After the Offer and the Merger; Certain Effects of the Offer" in the Offer to Purchase, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to above in this Item 7.

Item 8. Additional Information.

   (b) Other Material Information.

  Delaware General Corporation Law

   Section 203 of the DGCL ("Section 203") regulates certain business combinations, including mergers, of a Delaware corporation with a stockholder that beneficially owns 15% or more of the outstanding voting stock of such corporation. At a meeting of the Board of Directors held on June 28, 2001, the Board, by unanimous decision of those directors participating, determined that each of the Offer, the Merger and the Merger Agreement is advisable, fair to and in the best interests of PJAM and its stockholders (other than the Purchaser and the members of the Investor Group), and approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and resolved that the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby are approved for all purposes of Section 203 so that the provisions thereof shall not apply to such transactions.

  Appraisal Rights

   No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, stockholders of PJAM who have not tendered their Shares will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, the fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern," to be included in the appraisal process. As a consequence of the foregoing, the fair value determined in any appraisal proceeding could be the same as or more or less than $8.75 per Share.

   The Purchaser does not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. The Purchaser intends, however, to cause the Surviving Corporation to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than the Merger Consideration. In this regard, stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view (including the opinion of Banc of America Securities described herein) are not opinions as to "fair value" under Section 262.

   Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be "entirely fair" to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and in Rabkin v. Philip A. Hunt Chemical Corp. that although the remedy ordinarily available to minority stockholders in a cash-out merger that is found to be not fair to the minority stockholders is the right to appraisal described above, monetary damages, injunctive relief or such other relief as the court may fashion may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

   THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL.

   THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL.

   The information contained in the Exhibits referred to in Item 9 below is incorporated by reference herein.

9. Exhibits.

 Exhibit                               Description
 -------                               -----------
 (a)(1)  Offer to Purchase dated July 20, 2001 (incorporated by reference to
         Exhibit (a)(1) of the Purchaser's Schedule TO, filed with the SEC on
         July 20, 2001).

 (a)(2) Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Purchaser's Schedule TO, filed with the SEC on July 20, 2001).

 (a)(3)  Opinion of Banc of America Securities LLC, dated June 20, 2001
         (included as Annex A to this Schedule 14D-9).

 (a)(4)  Press Release issued by PJAM on June 29, 2001 announcing the Special
         Committee's recommendation of the Offer (incorporated by reference to Exhibit 99 of PJAM's Schedule 14D-9, filed with the SEC on June 29,
         2001).

 (a)(5)  Notice of Guaranteed Delivery, Form W-9, Letter to Brokers and
         Dealers, and Letter to Clients (incorporated by reference to Exhibits
         (a)(3) through (a)(5) of the Purchaser's Schedule TO, filed with the SEC on July 20, 2001).

 (a)(6)  Letter of Recommendation, dated July 20, 2001, from PJAM's Board of
         Directors.

 (a)(7) Memorandum of Understanding relating to settlement of pending litigation (incorporated by reference to Exhibit (a)(3) of the Purchaser's Schedule TO, filed with the SEC on July 20, 2001).

 (e)(1) Agreement and Plan of Merger, dated as of June 28, 2001, by and among the Purchaser and PJAM (incorporated by reference to Exhibit (a)(1) of the Purchaser's Schedule TO, filed with the SEC on July 20, 2001).

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2001

                                          PJ America, Inc.

                                                      D. ROSS DAVISON
                                          By: _________________________________
                                          Title: Vice President of
                                           Administration,
                                               Chief Financial Officer and
                                               Treasurer

                                    ANNEX A

                Banc of America Securities LLC Fairness Opinion

                                                         100 North Tryon Street
                                                               Charlotte, NC
                                                               28255

                                 June 27, 2001

Special Committee of the Board of Directors
PJ America, Inc.
2300 Resource Drive
Birmingham, AL 35242

Members of the Special Committee of the Board of Directors:

   You have requested our opinion as to the fairness from a financial point of view to holders of the common stock, par value $.01 per share (the "Shares"), of PJ America, Inc. (the "Company"), other than PJ Acquisition Corp. ("Purchaser") and Douglas S. Stephens, Richard F. Sherman and certain other directors and significant stockholders of the Company (the "Investor Group"), of the cash consideration to be received by such holders in connection with the proposed acquisition (the "Proposed Transaction") by Purchaser of all the outstanding Shares, other than Shares held by Purchaser or the Investor Group, at a purchase price of $8.75 per Share to the stockholders in cash (the "Offer Price"). The Proposed Transaction is to be effected pursuant to the Offer and subsequent Merger (as defined below) in accordance with the offer to purchase and the related tender offer documents (the "Offer Documents").

   Pursuant to the Offer Documents, Purchaser will commence a cash tender offer (the "Offer") for all such outstanding Shares at the Offer Price. Pursuant to the terms of the June 22, 2001 draft of an Agreement and Plan of Merger to be entered into by the Company and Purchaser (the "Agreement"), it is proposed that, upon completion of the Offer, Purchaser shall be merged with the Company (the "Merger") and the Company shall continue as the surviving corporation. Pursuant to the Merger, each Share not purchased in the Offer that is outstanding immediately prior to the Merger (with certain exceptions) shall be converted into the right to receive the Offer Price in cash. The terms and conditions of the Proposed Transaction are more fully set out in the Agreement.

   For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other business and financial information of the Company;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by management of the Company;

     (iii) analyzed certain financial forecasts relating to the Company prepared by the management of the Company;

     (iv) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Shares;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Shares with those of certain other publicly traded companies we deemed relevant;

     (vii) compared certain financial terms of the Proposed Transaction to financial terms, to the extent publicly available, of certain other transactions we deemed relevant;

     (viii) participated in discussions and negotiations among representatives of the Company, Purchaser and the Investor Group and their financial and legal advisors;

     (ix) reviewed the Agreement and certain related documents;

     (x) at the request of the Special Committee (as defined below), spoken with a number of potential purchasers concerning their interest in the Company and their preliminary range of possible purchase prices; and

     (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. No opinion is expressed as to whether any alternative transaction might produce consideration for the Company's stockholders in an amount in excess of that contemplated in the Proposed Transaction.

   In rendering our opinion, we have assumed that the Proposed Transaction will be consummated on the terms described in the draft Agreement. We have also assumed that the definitive Agreement will not differ in any material respect from the draft thereof reviewed by us.

   We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the "Special Committee") in connection with this transaction and are receiving fees for our services, including a fee which is contingent upon rendering this opinion and a fee which is contingent upon the consummation of the Proposed Transaction. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services to the Company and have received and may continue to receive fees for rendering such services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

   It is understood that this letter is for the benefit and use of the Special Committee in connection with and for purposes of its evaluation of the Proposed Transaction. This opinion may not be disclosed, communicated, reproduced, disseminated, quoted or referred to at any time (in whole or in part), in any manner or for any purpose, except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect to the Proposed Transaction with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. No opinion is rendered with respect to any Shares held by Purchaser or the Investor Group or any of their respective affiliates. In addition, we express no opinion or recommendation as to whether or not stockholders should tender their Shares pursuant to the Offer.

   Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be received by the holders of Shares, other than Purchaser and the Investor Group, pursuant to the Proposed Transaction is fair from a financial point of view to such holders.

                                        Very truly yours,

                                        BANC OF AMERICA SECURITIES LLC

                                      A-2